

April 5, 2006

Mr. James D. MacDonald
Chief Financial Officer
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street
Brisbane, QLD, 4000
Australia

Re: Metal Storm Limited
        Form 20-F for the year ended December 31, 2004
        File No. 000-31212

Dear. Mr. MacDonald:

In your December 22, 2005 letter, which you provided in response to comment 1 in a letter from the staff dated August 9, 2005, you request that this Division not object if Metal Storm Limited, a development stage enterprise, labels as "unaudited" the information required by SFAS 7, paragraphs 11b, 11c, and 11d. You note that Metal Storm's development stage commenced April 13, 1994, its inception. In your December 22, 2005 letter, you indicate that Metal Storm's management performed an exhaustive search and were unable to find any accounting records related to the period from inception (April 13, 1994) through December 31, 1998. You clarified in a telephone conference on April 3, 2006 that prior to receipt of this Division's August 9, 2005 letter, Metal Storm had begun to discard its accounting records for periods prior to the year ended December 31, 1999 as under Australian law Metal Storm is only required to maintain accounting records for seven years. You indicated that upon receipt of this Division's August 9, 2005 comment letter Metal Storm's management performed an exhaustive search of Metal Storm's existing accounting records, but concluded that Metal Storm had not retained sufficient accounting records to permit audit of the information required by SFAS 7, paragraphs 11b, 11c, and 11d. You confirmed that all of the information required by SFAS 7 was prepared in accordance with U.S. GAAP and that Metal Storm's management had sufficient accounting records at the time of its preparation to ensure the accuracy and adequacy of such information. You note that your first Form 20-F filing was for the year ended December 31, 2001. You indicate that Deloitte Touche Tohmatsu audited the years ended December 31, 1999 and 2000 and your current auditor, Ernst & Young, has audited the four years ended December 31, 2004. You indicated you expect to file your December 31, 2005 Form 20-F in June 2006.

In your facts and circumstances, this Division will not object if the cumulative information presented on the statement of operations and cash flows pursuant to SFAS 7,

Mr. James D. MacDonald
Chief Financial Officer
Metal Storm Limited
April 5, 2006
Page 2

paragraphs 11b and 11c is not audited. Also, on the basis of the actions taken by Metal Storm management in reliance on Australian law, which you described in our April 3, 2006 telephone conference and is summarized above, this Division will not object if the information required by paragraph 11(d) of SFAS 7 is labeled "unaudited" for periods ending prior to January 1, 1999. Any periods not audited by your independent accountants should be prominently labeled as "unaudited."

The conclusion reached in this letter is based solely upon information provided in your letter and in our April 3, 2006 telephone conference which is summarized above. Different facts and circumstances may result in different conclusions. If you have any question about this letter, please call me at 202.551.3516.

Sincerely,



Todd E. Hardiman
Associate Chief Accountant